FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number        000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2010	CRYPTOLOGIC LIMITED /s/ John Loughrey John Loughrey General Counsel & Company Secretary

Exhibit No.     Description

99.1        Press Release dated September 30, 2010

EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic reaches settlement with Marvel

September 30, 2010 (Dublin, IRELAND) – Further to the announcement of April 19, 2010, CryptoLogic Limited, a global developer of branded online betting games, announces that its wholly owned subsidiary, WagerLogic Ltd., (“WagerLogic”) has reached a settlement of its arbitration with Marvel relating to the licensing of Marvel comic book characters.

WagerLogic and Marvel have agreed to modify certain business terms of their license agreement.

Marvel and WagerLogic:

●	Expanded the platforms to include mobile, and government licensed in-hotel room systems;
●
Allowed for the creation by WagerLogic of wagering games based on Marvel’s top team of Super Heroes, The Avengers, in addition to Spider-Man , Fantastic Four and the other characters already included in the license;

●	Extended the relationship by 12 months through January 2014; and
●	Agreed to make the agreement non-exclusive at a reduced cost to WagerLogic.

Marvel and CryptoLogic are pleased to have reached an amicable settlement.

For more information, please contact:

Corfin Public Relations +44 (0)20 759 2860
Neil Thapar, Alexis Gore or Harry Chathli

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

2

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the company's financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the company’s Form 20-F for the fiscal year ended December 31, 2009 under the heading “Item 3 – Key Information – Risk Factors” and in the company's other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.